VIA EDGAR

July 11, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Cindy Polynice Alan Campbell Angela Connell Gary Newberry

Re:	Sagimet Biosciences Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-272901

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Sagimet Biosciences Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 13, 2023 at 4:00 p.m. Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Rachael Bushey at (445) 207-7805 or Alicia Tschirhart at (415) 733-6156.

If you have any questions regarding this request, please contact Rachael Bushey of Goodwin Procter LLP at (445) 207-7805.

Sincerely,
SAGIMET BIOSCIENCES INC.

/s/ David Happel
David Happel
President and Chief Executive Officer

cc:	Dennis Hom, Sagimet Biosciences Inc.
Rachael Bushey, Goodwin Procter LLP
Marianne Sarrazin, Goodwin Procter LLP
Alicia Tschirhart, Goodwin Procter LLP